SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                    ________________________


                          SCHEDULE 13G

     Information Statement Pursuant to Rules 13d-1 and 13d-2
            Under the Securities Exchange Act of 1934

                        (Amendment No. )


             Fusion Medical Technologies, Inc.
_________________________________________________________________
                        (Name of Issuer)



                         Common Stock
_________________________________________________________________
                 (Title of Class of Securities)



                         0003611281
_________________________________________________________________
                         (CUSIP Number)













                    ________________________

CUSIP No. 0003611281                            Page 2 of 9 Pages
_________________________________________________________________
1)   Name of Reporting Person                 Domain Partners
     S.S. or I.R.S. Identification            III, L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of                5)   Sole Voting    749,028 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person
                         ________________________________________
                         6)   Shared Voting
                              Power                -0-
                         ________________________________________
                         7)   Sole Disposi-  749,028 shares of
                              tive Power     Common Stock
                         ________________________________________
                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially           749,028 shares of
     Owned by Each Reporting person          Common Stock
_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                          10.8%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 0003611281                            Page 3 of 9 Pages
_________________________________________________________________
1)   Name of Reporting Person                 DP III Associates,
     S.S. or I.R.S. Identification            L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of                5)   Sole Voting    26,216 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person
                         ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-  26,216 shares of
                              tive Power     Common Stock
                         ________________________________________
                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially           26,216 shares of
     Owned by Each Reporting person          Common Stock
_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                           0.4%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 0003611281                            Page 4 of 9 Pages
_________________________________________________________________
1)   Name of Reporting Person                 Domain Associates
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     New Jersey
     of Organization
_________________________________________________________________
Number of                5)   Sole Voting     8,285 shares of
Shares Beneficially           Power           Common Stock, of
Owned by Each                                 which 4,315 are
Reporting Person                              restricted and
                                              subject to vesting
                         ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-   8,285 shares of
                              tive Power      Common Stock, of
                                              which 4,315 are
                                              restricted and
                                              subject to vesting

                         ________________________________________
                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially            8,285 shares of
     Owned by Each Reporting Person           Common Stock, of

                                             which 4,315 are
                                              restricted and
                                              subject to vesting
_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                              0.1%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 0003611281                            Page 5 of 9 Pages
                          Schedule 13G
                          ____________

Item 1(a) -    Name of Issuer:  Fusion Medical Technologies, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               1615 Plymouth Street
               Mountain View, CA  94043

Item 2(a) -    Name of Person Filing:

               This statement is being filed by Domain Partners III, L.P., a Delaware limited partnership ("Domain III"), DP III Associates, L.P., a Delaware limited partnership ("DP III A"), and Domain Associates, a New Jersey general partnership ("DA") (collectively, the "Reporting Persons").

Item 2(b) -    Address of Principal Business Office:

               One Palmer Square
               Princeton, NJ  08542

Item 2(c) -    Place of Organization:

               Domain III:  Delaware
               DP III A:  Delaware
               DA:  New Jersey

Item 2(d) -    Title of Class of Securities:

               Common Stock

Item 2(e) -    CUSIP Number:  0003611281

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or
               13d-2(b):

               Not applicable.

Item 4 -       Ownership.

               (a)  Amount Beneficially Owned:

               Domain III:  749,028 shares of Common Stock
               DP III A:  26,216 shares of Common Stock
               DA: 8,285 shares of Common Stock, of which 4,315 are restricted and subject to vesting

CUSIP No. 0003611281                            Page 6 of 9 Pages

               (b)  Percent of Class:

               Domain III: 10.8%
               DP III A: 0.4%
               DA: 0.1%

               (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
               Domain III:  749,028 shares of Common Stock
               DP III A:  26,216 shares of Common Stock
               DA: 8,285 shares of Common Stock, of which 4,315 are restricted and subject to vesting


               (ii) shared power to vote or to direct the vote:
                    -0-

               (iii) sole power to dispose or to direct the disposition of:
               Domain III:  749,028 shares of Common Stock
               DP III A:  26,216 shares of Common Stock
               DA: 8,285 shares of Common Stock, of which 4,315 are restricted and subject to vesting

               (iv) shared power to dispose or to direct the
                    disposition of:  -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6 -       Ownership of More than Five Percent on Behalf of
               Another Person:

               Not applicable.

Item 7 -       Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on by the Parent Company:

               Not applicable.

Item 8 - Identification and Classification of Members of the Group: See Exhibit 2.

Item 9 -       Notice of Dissolution of Group:  Not applicable.

Item 10 -      Certification:  Not applicable.

CUSIP No. 0003611281                            Page 7 of 9 Pages
Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              DOMAIN PARTNERS III, L.P.
                              By:  One Palmer Square Associates

                              III L.P., General Partner

                              By   /s/ Kathleen K. Schoemaker
                                   General Partner


                              DP III ASSOCIATES, L.P.
                              By:  One Palmer Square Associates

                              III L.P., General Partner

                              By   /s/ Kathleen K. Schoemaker
                                   General Partner


                              DOMAIN ASSOCIATES



                              By  /s/ Kathleen K. Schoemaker
                                   General Partner


Date: January 31, 1997

CUSIP No. 0003611281                            Page 8 of 9 Pages
                                                       EXHIBIT 1
                          AGREEMENT OF
                   DOMAIN PARTNERS III, L.P.,
                     DP III ASSOCIATES, L.P.
                               AND
                        DOMAIN ASSOCIATES
                    PURSUANT TO RULE 13d-1(f)
                    _________________________

          The undersigned hereby agree that the Information Statement on Schedule 13G to which this Agreement is annexed as
Exhibit 1 is filed on behalf of each of them in accordance with the provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                              DOMAIN PARTNERS III, L.P.
                              By:  One Palmer Square Associates

                              III L.P., General Partner

                              By /s/ Kathleen K. Schoemaker
                                   General Partner


                              DP III ASSOCIATES, L.P.
                              By:  One Palmer Square Associates

                              III L.P., General Partner

                              By  /s/ Kathleen K. Schoemaker
                                   General Partner


                              DOMAIN ASSOCIATES



                              By   /s/ Kathleen K. Schoemaker
                                   General Partner




Date:  January 31, 1997

CUSIP No. 0003611281                            Page 9 of 9 Pages
                                                       EXHIBIT 2

                Identification and Classification
                      of Members of the Group
                _________________________________

          Domain Partners III, L.P., DP III Associates, L.P. and
Domain Associates are filing this statement on Schedule 13G as a group.

          Domain Partners III, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square
Associates III, L.P., a Delaware limited partnership.

          DP III Associates, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square
Associates III, L.P., a Delaware limited partnership.

          Domain Associates is a New Jersey general partnership.